Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: April 17, 2014

PUBLICIS GROUPE

Q1 2014

PUBLICIS GROUPE

DISCLAIMER

This presentation contains forward-looking statements. The use of the words “aim(s)”, “expect(s)”, “feel(s)”, “will”, “may”, “believe(s)”, “anticipate(s)” and similar expressions in this presentation are intended to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Other than as required by applicable securities laws, Publicis Groupe undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. Publicis Groupe urges you to review and consider carefully the various disclosures it has made concerning the factors that may affect its business, including the disclosures made under the caption “Risk Factors” in the 2013 Registration Document filed with the French financial markets authority (AMF).

PUBLICIS GROUPE

REVENUE Q1 2014

• Sequential improvement in Q1 2014 vs. Q4 2013

• Group: +3.3% in Q1 2014 vs. +0.7% in Q4 2013

• Europe*: +2.1% in Q1 2014 vs. +0.1% in Q4 2013

• China: +0.2% in Q1 2014 vs. -10.8% in Q4 2013

• Digital continues to post double-digit growth: +10.4%

• Healthcare returns to solid double digit growth

• Margin: Continuous Improvement in Q1 2014

* Europe excluding Russia and Turkey

PUBLICIS GROUPE

REVENUE Q1 2014

Revenue (EUR million)

2014 1,597 Organic Growth +3.3%

2013 1,563

• Revenue increase vs. 2013 : +2.2%

• Forex Impact: -4.2%

• At constant exchange rate: +6.8%

PUBLICIS GROUPE

REVENUE Q1 2014 BY GEOGRAPHY

(EUR million) Q1 2014 Q1 2013 Var. 2014 vs 2013 Q1 2014 Organic Growth

Europe (*) 474 442 +7.2% +2.1%

North America 795 776 +2.4% +4.3%

BRIC + MISSAT (**) 190 201 -5.5% +0.5%

RoW 138 144 -4.2% +5.1%

Total 1,597 1,563 +2.2% +3.3%

* Europe excluding Russia and Turkey

** MISSAT includes Mexico, Indonesia, Singapore, South Africa, Turkey – Bric-Missat Organic Growth in Q4 2013: -5,9%

PUBLICIS GROUPE

GROWTH BY COUNTRY

Organic Growth Q1 2014

> 5 % Arab Emirates, Argentina, Australia, Chile, Colombia, Germany, Italy, Poland, Russia, Singapore, Saudi Arabia, Thailand, Turkey

From 0 to 5% Brazil, Canada, France, Greater China, Japan, Spain, Sweden, USA

< 0% Greece, India, Israel, Mexico, Norway, South Africa, UK, Venezuela

PUBLICIS GROUPE

Focus on Europe

• France: Positive in Q1 2014, after 2 years of slowdown

• Germany: Healthy Growth

• Spain/Italy: Positive signs

• UK: Lower incentives in the FMCG sector Phasing issue in Media buying Growth expected in Q2 2014

PUBLICIS GROUPE

REVENUE IN USD

(USD million) Q1 2014 Q1 2013

2,187 2,063 +6.0%

PUBLICIS GROUPE

DIGITAL

Q1 2014 Q1 2013

% of Grouprevenue 40.9% 36.9%

EUR million €653 M €576 M

Organic Growth +10.4%

PUBLICIS GROUPE

FAST GROWING MARKETS

Q1 2014 Q1 2013

% of Group revenue 22.2% 23.6%

EUR million €354 M €369 M

Organic Growth +2.8%

Forex : -40 M€ ; -11.3%

LBi acquisition: geographic footprint mainly in mature markets

ORGANIC GROWTH BY REGION AND ACTIVITY

	EUROPE*	NORTH AMERICA	BRIC + MISSAT**	ROW	TOTAL
DIGITAL	+10.2%	+8.3%	+30.1%	+30.8%	+10.4%
ANALOG	-1.2%	0.0%	-3.3%	0.0%	-0.9%
Total	**+2.2%**	**+4.3%**	**+0.5%**	**+5.1%**	**+3.3%**

** Europe excluding Russia and Turkey*
*** MISSAT includes Mexico, Indonesia, Singapore, South Africa, Turkey*

PUBLICIS GROUPE

11

PUBLICIS GROUPE

NET DEBT

Q1 2013 Q1 2014

300 Cash

29

380

Average Net Debt in €m

Net Debt in €m (March 31)

847

PUBLICIS GROUPE

GROSS DEBT AT 31 MARCH 2014

Split by MATURITY

(EUR million) Total Apr 2014 Apr 2015 Apr 2016 Apr 2017 Apr 2018

- Mar 2015 - Mar 2016 - Mar 2017 - Mar 2018 onwards

Eurobond 2015 260 260

Oranes 41 41

Earn out / Buy out 354 213 82 38 18 3

Other debt* 135 34 23 78

Total gross debt 790 548 105 38 18 81

No Covenants

Robust Balance Sheet

* Including fair value of associated derivatives

PUBLICIS GROUPE

LIQUIDITY AT 31 MARCH 2014

(EUR million) Total Drawn Available Available as of March 31, 2013

Committed Facilities

364-day revolving credit facilities 205 - 205 85

5-year revolving credit facility* 504 - 504 509

5-year syndicated facility (Club Deal) ** 1,200 - 1,200 1,200

Total Committed Facilities 1,909 - 1,909 1,794

Cash and Marketable Securities 761 - 761 613

Total Liquidity 2,670 - 2,670 2,407

Group other uncommitted facilities 223 6 217 142

* 400m€ maturing 2018, 54m€ maturing 2017, 50m€ maturing 2014

** Maturing 2016

PUBLICIS GROUPE

MERGER UPDATE

PUBLICIS GROUPE

MERGER UPDATE

• Anti-trust

Clearance obtained in the US, Europe and 12 countries around the world

Anti-trust clearance still under review in China

• Other key regulatory authorizations to be obtained before closing

French tax agreement

S4 to be filed (SEC)

European Prospectus to be submitted to the AFM

• Planning and preparing the integration

More than 70 work streams (Cross-selling, Digital, Shared Services, Talent…)

PUBLICIS GROUPE

OUTLOOK

ZENITHOPTIMEDIA FORECASTS

	2014 Forecast* as of April 2014
Worldwide (Media)	**+5.5%**
United States	+4.9%
Japan	+1.9%
Eurozone including	**+0.7%**
Germany	+1.5%
France	+0.3%
Italy	-3.7%
Spain	+2.0%
United Kingdom	+5.8%
China	+11.6%
Brazil	+9.2%
Ad Agencies Revenue Growth Estimate	**≈ 3.5%**

** ZenithOptimedia Major Media Ad Forecasts for 2014 current prices (%)*

PUBLICIS GROUPE

18

PUBLICIS GROUPE

OBJECTIVES 2014

SUCCESSFULLY COMPLETE THE PUBLICIS - OMNICOM

MERGER

ACCELERATE INTERNAL 2018 PLAN

AS STAND ALONE

PUBLICIS GROUPE

ORGANIC GROWTH OBJECTIVES 2014

• FY 2014 Organic Growth ≥ 4%

Q2 unfavorable comps

H2 > H1

Mid single digit growth in China

Strong growth in digital

PUBLICIS GROUPE

Q&A

PUBLICIS GROUPE

APPENDIX

PUBLICIS GROUPE

SPLIT OF REVENUE BY SECTOR

• Digital vs. Analog

28% 59% 45% 40% 40% 60% 46%

+400bp +700bp +700bp +600bp +300bp -100bp +700bp

72% 41% 55% 60% 60% 40% 54%

FMCG TMT AUTOMOTIVE RETAIL HEALTHCARE FINANCIAL LEISURE/ENERGY/LUXURY

Analog Digital

Based on 2,047 clients representing 83% of Group revenue

PUBLICIS GROUPE

REVENUE & ORGANIC GROWTH

Calculation – Q1 2014

(EUR million) Q1

2013 Revenue 1,563

Currency impact (67)

2013 Revenue at 2014 exchange rate (a) 1,496

2014 Revenue before impact of acquisitions (1) (b) 1,545

Revenue from acquisitions (1) 52

2014 Revenue 1,597

Currency impact (EUR million)

(EUR million) Q1

GBP 4

USD (27)

Other (44)

Total (67)

Organic growth (b/a) +3.3%

(1) Acquisitions (Webformance Saint Brieuc, Indigo, Flip, King Harvests, UBS, Pixelpark, Longtuo, BBR, BBH, Neogama, CNC, Webformance Bordeaux, AR Media, Arachnid, Resultrix, Webformance Spain, Diplomatic Cover, Grita, Istrat, Outside Line, Bromley, Monterosa, Rokkan, LBi, Blue Parrot, Market Gate, Taterka, Convonix, Netalk, Neev, BosZ, Espalhe, Engauge, Poke, TPM, ZO Romania, Jana, Interactive Solutions, ETO, Heartbeat, Verilogue, Synergize, Walker Media, Beehive, Prima, ZO South Africa, Lighthouse, Polarix, Owen Kessel, Qorvis, M&K India, Hawkeye) nettes de cessions

2014: 1 EUR = 1.370 USD

2013: 1 EUR = 1.320 USD

1 EUR = 0.828 GBP

1 EUR = 0.852 GBP

PUBLICIS GROUPE

GROSS DEBT AT 31 MARCH 2014

• Split by CURRENCY

(EUR million) Total EURO USD GBP Others

Eurobond 2015 260 260

Oranes 41 41

Earn out / Buy out 354 31 76 41 206

Other debt* 135 1 78 (2) 58

Total gross debt 790 333 154 39 264

Cash & marketable securities** (761) (700) 517 (23) (555)

Net debt (cash) 29 (367) 671 16 (291)

* Including fair values of associated derivatives

** After effect of currency swaps

PUBLICIS GROUPE

NET DEBT AT 31 MARCH 2014

• Split by RATE

(EUR million) Total Earn-out / Buy-out Fixed rate Variable rate

Eurobond 2015 260 260

Oranes 41 41

Other debt* 135 78 57

Total gross debt excluding earn out/buy out 436 379 57

Earn out / Buy out 354 354

Cash & marketable securities (761) (761)

Net debt (cash) 29 354 379 (704)

* Including fair values of associated derivatives

PUBLICIS GROUPE

Q1 2014 - REVENUE BY ACTIVITY

Media 15% 17% in 2013

Digital 41% 37% in 2013

SAMS 15% 17% in 2013

Advertising 29% 29% in 2013

PUBLICIS GROUPE

REVENUE BY SECTOR

Q1 2014

3% 4% 6% 11% 14% 14% 15% 33%

FMCG

TMT

Healthcare

Automotive

Financial

Leisure/Energy/Luxury

Retail

Other

Q1 2013

5% 4% 5% 11% 13% 12% 16% 34%

Based on 2,047 clients representing 83% of Group revenue

PUBLICIS GROUPE

REVENUE BY GEOGRAPHY IN USD - 2014

(USD million) Q1 2014 Q1 2013 Var. 2014/2013

Europe (*) 649 584 +11.1%

North America 1,089 1,024 +6.3%

BRIC + MISSAT (**) 260 265 -1.9%

RoW 189 190 -0.5%

Total 2,187 2,063 +6.0%

* Europe excluding Russia and Turkey

** MISSAT includes Mexico, Indonesia, Singapore, South Africa, Turkey

All entities translated into US dollars using the following average exchange rates: 2014: 1 USD = 0.730 EUR

2013: 1 USD = 0.758 EUR

PUBLICIS GROUPE

REVENUE BY GEOGRAPHY - Q1 2014 - Old split

(EUR million) Q1 2014 Q1 2013 Q1 organic growth Q1 2014 vs. Q1 2013

Europe 494 464 +2.5% +6.5%

North America 795 776 +4.3% +2.4%

Asia Pacific 177 183 +0.4% -3.3%

Latin America 92 101 +5.0% -8.9%

Middle East Africa 39 39 +1.6% -

Total

1,597

1,563

+3.3%

+2.2%

PUBLICIS GROUPE

SAFE HARBOR STATEMENT

Forward-Looking Statements

This presentation contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom Group, Publicis Groupe, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom Group and Publicis Groupe as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom Group’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis Groupe’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

No Offer or Solicitation

This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM GROUP, PUBLICIS GROUPE, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, +1 (212) 415-3600 (for documents filed with the SEC by Omnicom Group) or Investor Relations, 133 avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis Groupe or Publicis Omnicom Group).

PUBLICIS GROUPE

SAFE HARBOR STATEMENT

Important Additional Information Will be Made Available in an AFM Approved Prospectus

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS GROUPE, OMNICOM GROUP, PUBLICIS OMNICOM GROUP THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis Groupe’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Important Additional Information for Publicis Groupe Shareholders

Publicis Groupe will prepare a report to be made available in connection with the Publicis Groupe meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS GROUPE, OMNICOM GROUP, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis Groupe on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs-Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

No EEA Prospectus until Admission Prospectus

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

Participants in the Solicitation

Omnicom Group, Publicis Groupe and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom Group in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom Group’s directors and executive officers is contained in Omnicom Group’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

Non-GAAP Financial Measures

This presentation contains estimated financial information that is unaudited and not presented in accordance with US Generally Accepted Accounting Principles (GAAP). Such information includes financial information relating to Publicis Groupe S.A. presented in accordance with International Financial Reporting Standards (IFRS); information relating to the combined financial data presented with the side-by-side financials; estimated efficiencies and run-rate savings; estimated synergies and efficiencies; and adjusted earnings per share, which excludes non-cash amortization of intangible assets. This information has been provided on a forward-looking basis pursuant to an exception for non-GAAP financial measures included in disclosures relating to a proposed business combination transaction, the entity resulting from the business combination transaction or an entity that is a party to the business combination transaction where the communication containing such disclosure is subject to the US Securities and Exchange Commission’s rules relating to communications applicable to business combination transactions. Investors should not place undue reliance on these measures and should carefully review the risks and uncertainties described in the cautionary statement relating to “Forward-Looking Statements” contained herein.